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December 12, 2024

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attn: Claudia Rios and Karina Dorin

Re: Smart Logistics Global Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed December 6, 2024

File No. 333-282504

Dear Ms. Rios and Ms. Dorin:

On behalf of our client, Smart Logistics Global Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated December 10, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “F-1/A”).  Contemporaneously, we are filing the Amendment No. 3 to Registration Statement on Form F-1 via Edgar (the “Amendment No. 3”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Registration Statement on Form F-1

General

1.Please expand your revised disclosure in response to prior comment 1 to include dollar equivalent translations for the dividends declared and paid subsequent to June 30, 2024.

Response: In response to the Staff’s comments, the Company has updated the Cover Page, pages 5, 49, 50, 72 and 131 to include dollar equivalent translations for the dividends declared and paid subsequent to June 30, 2024.

2.We note Exhibit 5.1 has been revised to state that counsel relied as to certain matters on information included in a Director's Certificate. Please file a revised opinion that clarifies whether the information included in such certificate related only to questions of fact or explain how this assumption is appropriate as it appears overly broad. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19. In addition, we note the heading to your tax discussion has been revised to "Income Tax Considerations." However, the fourth opinion on page 2 continues to refer to statements under the heading "Material Income Tax Considerations." Please revise or advise.

Response: In response to the Staff’s comments, the Exhibit 5.1 opinion has been revised.

Please call me at 202-524-8470 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Jane Tam

Jane Tam
Senior Counsel

cc: Hue Kwok Chiu, Chief Executive Officer of Smart Logistics Global Limited

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